UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended December 31, 2021

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd 3rd Floor

11-12 St James’s Square London SW1Y 4LB

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

On December 2, 2021, ReNew Energy Global plc announced a partnership with Larsen & Toubro (L&T) to jointly develop, own, execute and operate green hydrogen projects in India. The press release is attached as Exhibit 99.1 hereto.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	L&T and ReNew announce partnership to focus on the Green Hydrogen business in India

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 3, 2021	RENEW ENERGY GLOBAL PLC

	By	/s/ D. Muthukumaran
Name: D. Muthukumaran
Title: Chief Financial Officer